Exhibit 99.5

Dutch Railways Digitally Revolutionizes Transportation with NICE CXone

Dutch Railways’ use of NICE CXone boosts agent and customer experiences

Hoboken, N.J., September 10, 2024 – NICE (Nasdaq: NICE) today announced that NS (Dutch Railways), the principal railway operator in the Netherlands, has successfully moved its customer experience operations to the cloud with the industry-leading NICE CXone. Dutch Railways moved off multiple legacy incumbent vendors and selected the CXone Complete Suite and NICE Workforce Management to consolidate its operations with a leading platform vendor capable of digital and automation innovation.

Dutch Railways sought a reliable solution to streamline disparate systems and increase operational efficiency, selecting CXone and WFM to improve agent efficiency, agent satisfaction, and enable a complete redesign around omnichannel and customer journeys. The railway operator has also noted a reduction in contact center costs, an increase in customer satisfaction, and an increase in agent satisfaction due to evenly distributed workloads. True to Interval (TTI), an exclusive feature of NICE WFM, supports handling blended synchronous and asynchronous interactions to utilize activity-based staffing requirements, enabling 90 percent of the railway’s agents to handle interactions across voice and digital channels.

Rene Klaassen, Business Consultant, Dutch Railways, said, “Once we focused on customer intentions, we saw how it could simplify the service experience, but we also kept the goals of doing good for our agents and good for Dutch Railways. Knowing that the agents could see the benefits was a truly happy moment for me. With NICE and our partner BrightContact, we will continue to provide exceptional experiences for our customers.”

“Dutch Railways' decision to migrate to CXone in order to improve operational efficiency showcases the superiority of NICE’s platform, and this value is evident in their initial results,” said Darren Rushworth, President, NICE International. “NICE’s commitment to providing exceptional customer CX is highlighted through the success of our clients, and I’m thrilled to see how Dutch Railways expands its use of this next-gen technology into the future.”

About Dutch Railways
Dutch Railways (formally Nederlandse Spoorwegen) is the principal railway operator in the Netherlands. It provides train transportation in the Netherlands, international train services connecting to neighbouring countries like Belgium and Germany, high-speed trains, and regional train services to smaller towns and cities. www.ns.nl

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.